NATIONAL ENERGY SERVICES REUNITED CORP. REPORTS SECOND QUARTER 2018 RESULTS

HOUSTON, August 20, 2018 – National Energy Services Reunited Corp. (“NESR”) (NASDAQ: NESR) (NASDAQ: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported results for the second quarter ended June 30, 2018.

Operating and Financial Highlights

●	Successfully completed the business combination with National Petroleum Services (“NPS”) and Gulf Energy Services (“GES”) on June 6, 2018.

●	As described below, the reporting is in a Predecessor/Successor format whereby NPS standalone is the Predecessor for periods prior to the completion of the business combination transaction and NESR, including NPS and GES, is the Successor for post-transaction periods.

●	Revenue growth particularly strong for Predecessor (NPS) in the second quarter of 2018, represented through sequential growth of 21% over the first quarter of 2018, 36% over the same period in 2017, and 38% for the year to date period ending June 30, 2018 as compared to prior year.

●	Awarded new contracts worth $360 million in the second quarter of 2018.

●	Year to date Successor and Predecessor period through June 30, 2018 reflects net income of $2.8 million as per U.S. GAAP, inclusive of intangible amortization and transaction costs, and Adjusted EBITDA (see reconciliation below) of $66 million for the combined entities.

●	Integration activities are on track and are anticipated to yield significant incremental revenue synergies across all subsidiaries in the second half of 2018.

“We are excited to report earnings for the first time as a combined, fully operational oil and gas services company,” said Sherif Foda, Chairman of the Board and CEO of NESR. “We combined two exceptional service companies to form the first and only listed national services provider in the MENA region. I would like to thank our employees for all of their hard work during this transition and for their passion and support as we make NESR a world-class services company.”

Mr. Foda continued, “We are proud to be the largest regionally-focused OFS player, and we believe there are many opportunities to grow over the coming years due to a special set of competitive strengths. We are a comprehensive integrated service provider with unique exposure to the high-growth MENA region. Our customer base is strong and comprised of both national and international players. We have a track record of solid growth, both organically and through acquisitions and we have a motivated and proven management team that is committed to growing our business and creating shareholder value. Post combination, NESR has already signed new contracts moving us toward our vision for significant growth and presence in the region.”

Predecessor/Successor Accounting Treatment

The quarterly information included in the 6-K filed today includes accounting treatment for the combination designating the NPS subsidiary as Predecessor accounting entity and a combined Successor accounting entity beginning June 7th. The one month of successor company results totaled a loss of $4.0 million which was influenced by transaction costs triggered at the time of combination as well as monthly amortization associated with our customer intangible. These two items had an impact on net income of $8.8 million. The NPS predecessor accounting period includes net income of $6.7 million through May of 2018. Due to the unique accounting treatment involved, neither the NESR parent company nor the GES results of operations for April and May 2018 are reflected in the statement of operations.

Production Services Segment Results

Production Services contributed $76.6 million to consolidated revenue for the combined 2018 Successor second quarter period and 2018 Predecessor second quarter period, an increase of $18.1 million from $58.5 million for the 2017 Predecessor second quarter. This increase was due primarily to higher coiled tubing activity in Saudi, Qatar, Iraq, and the United Arab Emirates as well as the results of combined company activity in the Successor period. See “Business Combination Accounting and Presentation of Results of Operations” section below for additional information on current reporting conventions.

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	June 7, 2018 To June 30, 2018	April 1 To June 6	January 1 To June 6	April 1 To June 30	January 1 To June 30
Revenue	$28,602	$48,032	$112,295	$58,545	$105,329
Segment EBITDA	$8,770	$15,112	$36,836	$20,864	$37,211

Drilling and Evaluation Services Segment Results

Drilling and Evaluation Services contributed $28.5 million to consolidated revenue for the combined 2018 Successor second quarter period and 2018 Predecessor second quarter period, an increase of $18.5 million from $10.0 million for the 2017 Predecessor second quarter. Apart from the impact of the GES acquisition, this increase was primarily driven by increased well testing in Saudi and Iraq, further enhanced by an increase in logging and well testing activity in Saudi Arabia.

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	June 7, 2018 To June 30, 2018	April 1 To June 6	January 1 To June 6	April 1 To June 30	January 1 To June 30
Revenue	$16,384	$12,153	$24,732	$10,044	$17,999
Segment EBITDA	$1,275	$1,217	$3,267	$1,602	$1,659

Net Income and Consolidated Adjusted EBITDA Results

The company had Successor period net income for the month of June totaling a loss of $4.0 million including transaction costs as a result of the combination. Predecessor net income for the first five months of the year was $6.7 million and Predecessor net income was $1.3 million for the periods of April and May pre-business combination. Net income presented includes the effect of transaction and integration costs incurred during those periods. On a combined basis, the Company had adjusted EBITDA of $65.8 million for the 2018 year to date period compared to $62.9 million for the same 2017 period. Adjustments to EBITDA include transaction and integration costs of $23 million for the 2018 year to date period.

Balance Sheet

Cash and cash equivalents were $36.9 million as of June 30, 2018 (Successor), compared to $27.5 million as of December 31, 2017 (Predecessor). The Company had $305.7 million in debt as of June 30, 2018 including a $50 million convertible loan facility with an implied conversion price of 11.244 per share. During July, a refinancing of the bridge loan facility in place on June 30, 2018 was completed and also entered into a new facility for $50 million of which $25 million has been drawn to date and the remaining $25 million is available.

About National Energy Services Reunited Corp.

NESR is one of the largest oil and gas services providers in the MENA region. NESR began as a special purpose acquisition corporation, or SPAC, focused on investing in global oil & gas services space in May 2017. In November 2017, NESR announced the acquisition of two of the most prominent oilfield services companies in the MENA region: GES and NPS. These transactions and the formation of NESR as an operating entity were completed in June 2018.

Business Combination Accounting and Presentation of Results of Operations

As a result of the Business Combination, NESR was determined to be the accounting acquirer and NPS was determined to be the predecessor for SEC reporting purposes. Pursuant to Accounting Standard Codification (“ASC”) 805, Business Combinations (“ASC 805”), a preliminary assessment was made as of the acquisition-date fair value of the purchase consideration paid by NESR to effect the Business Combination was allocated to the assets acquired and the liabilities assumed based on their estimated fair values. As a result of the application of the acquisition method of accounting resulting from the Business Combination, the financial statements and certain footnote presentations separate our presentations into two distinct sets of reporting periods, the periods before the consummation of the transaction (“Predecessor Periods”) and the period after that date (“Successor Period”), to indicate the application of the different basis of accounting between the periods presented. The Predecessor Periods reflect the historical financial information of NPS prior to the Business Combination, while the Successor Period reflects our consolidated financial information, including the results of NPS and GES, after the Business Combination. The Successor Period is from June 7, 2018 to June 30, 2018 and the Predecessor Periods are from April 1, 2018 to June 6, 2018, for the three months ended June 30, 2017, January 1, 2018 to June 6, 2018 and for the six months ended June 30, 2017.

Note

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, among others, statements about the benefits and synergies of the recently completed business combination transaction. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing NESR’s views as of any subsequent date, and NESR does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, NESR’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include NESR’s ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition and the ability of NESR to grow and manage growth profitably following the transaction; changes in applicable laws or regulations; the possibility that NESR may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties indicated in NESR’s public filings with the Securities and Exchange Commission.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	Successor (NESR)	Predecessor (NPS)
	June 30, 2018	December 31, 2017
Assets
Current assets
Cash and cash equivalents	36,901	27,545
Accounts receivable	86,764	58,174
Unbilled revenue	94,195	24,167
Inventories	63,503	32,313
Other current assets	32,957	19,656
Total current assets	314,320	161,855

Property, plant and equipment	324,379	264,269
Intangible assets	176,474	10
Goodwill	475,663	182,053
Other assets	10,021	11,385
Total assets	$1,300,857	$619,572

Liabilities and equity
Accounts payable	75,244	25,132
Accrued expenses	62,922	23,324
Current portion of loans and borrowings	16,368	-
Short-term borrowings	118,411	8,773
Other current liabilities	39,909	5,228
Total current liabilities	312,854	62,457

Loans and borrowings	170,890	147,024
Other liabilities	25,095	20,662
Total liabilities	508,839	230,143

Commitments
Equity

Successor preferred shares, no par value; unlimited shares authorized; none issued and outstanding	-	-
Predecessor common stock, par value $1; 370,000,000 shares authorized; 342,250,000 shares issued and outstanding at December 31, 2017	-	342,250
Successor common stock, no par value; unlimited shares authorized; 85,562,769 shares issued and outstanding at June 30, 2018	801,545	-
Predecessor convertible redeemable shares	-	27,750
Additional paid in capital	-	3,345
Retained earnings (accumulated deficit)	(7,362)	18,480
Accumulated other comprehensive (loss) income	-	(436)
Total shareholders’ equity	794,183	391,389
Non-controlling interests	(2,165)	(1,960)
Total equity	792,018	389,429
Total liabilities and equity	$1,300,857	$619,572

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

(In thousands, except share data)

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	Period from June 7 to June 30, 2018	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30
Revenues	44,986	60,185	137,027	68,589	123,328
Cost of product and services	(37,055)	(46,070)	(104,242)	(50,418)	(92,171)
Gross profit	7,931	14,115	32,785	18,171	31,157
Selling, general and administrative expense	(9,021)	(10,469)	(19,969)	(7,642)	(15,338)
Amortization	(1,536)	(10)	(10)	(73)	(146)
Operating income (loss)	(2,626)	3,636	12,806	10,456	15,673
Interest expense, net	(1,900)	(1,265)	(4,090)	(1,700)	(3,273)
Other (expense) income, net	(468)	271	362	(297)	(188)
Income (loss) before income taxes	(4,994)	2,642	9,078	8,459	12,212
Income taxes	1,029	(1,359)	(2,342)	(1,043)	(1,954)
Net income (loss)	(3,965)	1,283	6,736	7,416	10,258
Net income (loss) attributable to non-controlling interests	(219)	(541)	(881)	(640)	(1,213)
Net income (loss) attributable to shareholders	(3,746)	1,824	7,617	8,056	11,471

Weighted average shares outstanding
Basic	85,562,769	348,524,566	348,524,566	342,250,000	342,250,000
Diluted	85,562,769	370,000,000	370,000,000	370,000,000	370,000,000

Net earnings (loss) per share
Basic	(0.05)	0.00	0.02	0.02	0.03
Diluted	(0.05)	0.00	0.02	0.02	0.03

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands)

	Successor (NESR)	Predecessor (NPS)
	2018	2018		2017
	Period from June 7 to June 30, 2018	Period from April 1 to June 6	Period from January 1 to June 6	Period from April 1 to June 30	Period from January 1 to June 30
Net income (loss)	(3,965)	1,283	6,736	7,416	10,258

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	-	(17)	(16)	(26)	(26)
Other comprehensive earnings (loss)	(3,965)	1,266	6,720	7,390	10,232

Total comprehensive earnings (loss)	(3,965)	1,266	6,720	7,390	10,232

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements Shareholders’ equity

(In thousands, except share data)

Predecessor (NPS)	Shares Outstanding	Common Stock	Redeemable Convertible Shares Outstanding	Redeemable Convertible Shares	Additional Paid In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Company Stockholders’ Equity	Non- controlling Interests	Total Stockholders’ Equity
Balance at January 1, 2018	342,250,000	$342,250	27,750,000	$27,750	$3,345	$(436)	$18,480	$391,389	$(1,960)	$389,429
Net income (loss)							7,617	7,617	(881)	6,736
Foreign currency translation adjustments						(16)		(16)		(16)
Conversion of redeemable shares	6,274,566	6,275	(6,274,566)	(6,275)				-		-
Dividends paid							(48,210)	(48,210)		(48,210)
Amount of provision for Zakat							(766)	(766)		(766)
Balance at June 6, 2018	348,524,566	$348,525	21,475,434	$21,475	$3,345	$(452)	$(22,879)	$350,014	$(2,841)	$347,173

	Ordinary Shares		Redeemable Convertible Shares	Additional Paid In	Accumulated Other Comprehensive	Retained Earnings (Accumulated	Total Shareholders’	Non- controlling	Total
Successor (NESR)	Shares	Amount	Outstanding	Capital	Income (Loss)	Deficit)	Equity	Interests	Equity
Balance at June 7, 2018	11,730,425	$56,602				$(4,611)	$51,991		$51,991
Reclassification of shares previously subject to redemption	16,921,700	165,188					165,188		165,188
Redeemed shares	(1,916,511)	(19,380)					(19,380)		(19,380)
Shares issued to acquire NPS	25,077,277	255,537					255,537		255,537
Shares issued to acquire GES	28,346,229	288,848					288,848		288,848
Shares issued to related party for loan fee and transaction costs	266,809	2,719					2,719		2,719
Shares issued to Backstop Investor	4,829,375	48,294					48,294		48,294
Shares issued for IPO underwriting fees	307,465	3,737					3,737		3,737
Non-controlling interest					-			(951)	(951)
Acquisition of non-controlling interest during the period						995	995	(995)	-
Net Income (loss) through June 30, 2018						(3,746)	(3,746)	(219)	(3,965)
Balance at June 30, 2018	85,562,769	$801,545	$-	$-	$-	$(7,362)	$794,183	$(2,165)	$792,018

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

	Successor (NESR)	Predecessor (NPS)
	Period from June 7 to June 30, 2018	Period from January 1 to June 6, 2018	Period from January 1 to June 30, 2017
Cash flows from operating activities:
Net income (loss)	(3,965)	6,736	10,258
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,460	17,284	18,570
Shares issued for transaction costs	2,175	-	-
Gain (loss) on disposal of assets, net	(281)	-	(73)
Allowance for doubtful accounts	-	2,402	83
Accrued interest	1,899	3,350	3,273
Other, net	603	1,442	887
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	801	(15)	(6,430)
(Increase) decrease in inventories	(35)	(2,080)	(3,268)
(Increase) decrease in prepaid expenses	462	(759)	(903)
(Increase) decrease in other current assets and unbilled revenue	(8,387)	(16,257)	3,590
Increase) decrease in other long term assets	2,039	(544)	(6,875)
(Decrease) increase accounts payable and accrued liabilities	13,397	7,335	3,748
Increase (decrease) in other current liabilities	(844)	1,932	1,397
Net cash provided by operating activities	14,324	20,826	24,257

Cash flows from investing activities:
Proceeds from the Company’s Trust account	231,782	-	-
Capital expenditures	(2,157)	(9,861)	(20,192)
Acquisition of business, net of cash acquired	(282,190)	(1,098)	(625)
Other investing activities	330	-	73
Net cash used in investing activities	(52,235)	(10,959)	(20,744)

Cash flows from financing activities:
Redemption of ordinary shares	(19,380)	-	-
Proceeds from issuance of shares	48,294	-	-
Proceeds from borrowings	-	47,063	-
Payment of deferred underwriting fees	(5,333)	(164)	(2,885)
Proceeds from lines of credit and other debt	50,000	-	923
Dividend paid	-	(48,210)	-
Other financing activities, net	1,185	(4,429)	(1,240)
Net cash provided by (used in) financing activities	74,766	(5,740)	(3,202)

Effect of exchange rate changes on cash	-	(16)	(26)
Net increase in cash	36,855	4,111	285
Cash, beginning of period	46	27,545	25,534
Cash, end of period	36,901	31,656	25,819
Supplemental disclosures of cash flow information
Cash payments during the year:
Interest	143	3,636	3,090
Income taxes	3,061	345	482

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF ADJUSTED EBITDA TO NET INCOME

(Unaudited)

(In thousands)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this earnings release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), as well a reconciliation of this non-GAAP measure to net income in accordance with U.S. GAAP.

The Company believes that the presentation of Adjusted EBITDA provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization and impairment), items that do not impact the ongoing operations (Business Combination transaction expenses and related integration costs) and items outside the control of its management team. Adjusted EBITDA should not be considered as an alternative to net income, the most directly comparable GAAP financial measure. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under U.S. GAAP.

	Successor (NESR)	Predecessor (NPS)	NESR and GES	Combined
	June 7, 2018 to June 30, 2018	January 1 To June 6, 2018	January 1 To June 6, 2018	YTD January 1 To June 30, 2018
Net Income (loss)	(3,965)	6,736	(2,191)	580
Add:				-
Income Taxes	(1,029)	2,342	1,363	2,676
Interest Expense, net	1,900	4,090	1,106	7,096
Depreciation and Amortization	6,460	17,284	8,791	32,535
Transaction and Integration Costs	7,832	8,333	6,894	23,059
Total Adjusted EBITDA	11,198	38,785	15,963	65,946

Conference Call Information

NESR will host a conference call on Monday, August 20, 2018, to discuss the second quarter 2018 financial results. The call will begin at 8:00 AM Central Time (9:00 AM Eastern Time).

Investors, analysts and members of the media interested in listening to the call are encouraged to participate by dialing into the toll-free line at 1-888-204-4368 or the international line at 1-323-994-2082. A live, listen-only webcast will also be available in the investors section of www.nesr.com. To hear a replay of the call, please dial into the toll-free line at 1-844-512-2921 or the international line at 1-412-317-6671 and enter pin number 2303276.

For inquiries regarding NESR, please contact:

Dhiraj Dudeja

NESR Corp.

832-925-3777

info@nesrco.com

or

Joseph Caminiti or Steve Calk

Alpha IR Group

312-445-2870

NESR@alpha-ir.com